                                                                      Exhibit 12

                                TRIBUNE COMPANY
              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                         (In thousands, except ratios)



                                                                                  Fiscal Year Ended December
                                                                    -----------------------------------------------------
                                                                        1993       1992       1991       1990        1989
                                                                    --------   --------   --------   --------    --------
Net income (loss) before cumulative effects of accounting changes   $188,606   $136,625   $141,981   ($63,533)   $242,421

Add:
  Income tax expense (benefit)                                       143,821     96,266     99,894    (30,695)    168,463
  Losses on equity investments                                        20,212      1,903      1,107      2,285       2,221
                                                                    --------   --------   --------   --------    --------

    Sub-total                                                        352,639    234,794    242,982    (91,943)    413,105
                                                                    --------   --------   --------   --------    --------

Fixed charge adjustments
  Add:
   Interest expense                                                   24,660     49,254     63,083     53,576      47,866
   Amortization of capitalized interest                                2,392      5,304      5,258      4,850       4,098
   Interest component of rental expense (A)                            8,732      9,329      9,047     14,467      12,333
                                                                    --------   --------   --------   --------    --------

Earnings (loss), as adjusted                                        $388,423   $298,681   $320,370   ($19,050)   $477,402
                                                                    ========   ========   ========   ========    ========

Fixed charges:
   Interest expense                                                 $ 24,660   $ 49,254   $ 63,083   $ 53,576    $ 47,866
   Interest capitalized                                                1,099      3,445      1,976      8,652      13,614
   Interest component of rental expense (A)                            8,732      9,329      9,047     14,467      12,333
   Interest related to guaranteed ESOP debt (B)                       25,742     27,019     27,500     27,757      20,508
                                                                    --------   --------   --------   --------    --------

Total fixed charges                                                 $ 60,233   $ 89,047   $101,606   $104,452    $ 94,321
                                                                    ========   ========   ========   ========    ========

Ratio of Earnings to Fixed Charges                                       6.4        3.4        3.2         (C)        5.1
                                                                    ========   ========   ========   ========    ========

(A) Represents a portion of rental expense incurred by the Company, which is a reasonable approximation of the interest cost component of such expense.

(B) Tribune Company guarantees the debt of its Employee Stock Ownership Plan
    (ESOP).

(C) The net loss for 1990 reflects an after-tax non-recurring loss of $185 million ($295 million before income taxes) relating to the sale of the New York Daily News. Excluding this non-recurring item, the ratio for 1990 was
    2.6. As a result of the loss incurred for the full-year 1990, the Company was unable to cover the indicated fixed charges. The Company's loss, as adjusted, plus the indicated fixed charges for 1990 totaled $124 million.